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June 11, 2018

The Board of Directors
Titan Medical Inc.
170 University Avenue, Suite 10000
Toronto, ON M5H 3B3

Dear Sirs / Mesdames:

Re:	Titan Medical Inc. (the "Company")

We refer to Registration statement (FORM 40-F) filed by Titan Medical Inc. (the “Company”) pursuant to section 12 of the Securities Exchange Act of 1934, as amended, dated June 11, 2018.

We consent to the use in this Registration Statement on Form 40-F of:

•

Our report, dated February 13, 2018, on the financial statements of Titan Medical Inc. (the “Company”), which comprise the balance sheets as at December 31, 2017 and December 31, 2016 and the statements of shareholders’ equity and deficit, net and comprehensive loss and cash flows for the years ended December 31, 2017 and December 31, 2016 and a summary of significant accounting policies and other explanatory information; and

•

our report, dated March 21, 2017, on the financial statements of the Company, which comprise the balance sheets as at December 31, 2016 and December 31, 2015 and the statements of shareholders’ equity and deficit, net and comprehensive loss and cash flows for the years ended December 31, 2016 and December 31, 2015 and a summary of significant accounting policies and other explanatory information;

each of which is included in this Registration Statement on Form 40-F being filed by the Company with the United States Securities and Exchange Commission

We report that we have read the Registration Statement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

Yours truly,

Chartered Professional Accountants, Licensed Public Accountants

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